UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Alanco Technologies, Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
011612702
(CUSIP Number)
ORBCOMM Inc.
2115 Linwood Avenue, Suite 100
Fort Lee, NJ 07024
Attention: Christian Le Brun, Esq.
Executive Vice President,
General Counsel and Secretary
(201) 363-4900

with a copy to:
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112
Attention: Sey-Hyo Lee, Esq.
(212) 408-5100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 16, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	011612702

1	NAMES OF REPORTING PERSONS ORBCOMM Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,503

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,503

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,503

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Page 2 of 5 Pages

CUSIP NO.	011612603	SCHEDULE 13D
Item 1. Security and Issuer.
This Amendment No. 2 (“Amendment No. 2”) further amends and supplements the Schedule 13D dated April 15, 2010 (the “Schedule 13D”) filed by ORBCOMM Inc. (“ORBCOMM”) with respect to the Class A Common Stock (the “Common Stock”), of Alanco Technologies, Inc., an Arizona corporation (the “Company”), including the Common Stock issuable upon conversion of certain of the Company’s Series E Convertible Preferred Stock (the “Convertible Preferred Stock”), as such Schedule 13D has been amended and supplemented by Amendment No. 1 to the Schedule 13D dated February 23, 2011 (“Amendment No. 1”).
This Amendment No. 2 is being filed to update Items 3, 4 and 5 in the Schedule 13D and Amendment No. 1. Unless otherwise defined in this Amendment No. 2, capitalized terms have the meanings set forth in the Schedule 13D and Amendment No. 1.
The Company’s principal executive office is located at 15575 North 83rd Way, Suite 3, Scottsdale, AZ 85260.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is supplemented as follows:
On April 26, 2011, ORBCOMM was issued 24,334 shares of the Company’s Common Stock as payment of regular quarterly dividends on the Convertible Preferred Stock held by ORBCOMM in accordance with the terms of the Convertible Preferred Stock.
On May 16, 2011, pursuant to the Anderson SPA, ORBCOMM purchased from the Anderson Trust and certain of its affiliates (collectively, the “Anderson Group”) an aggregate of 659,553 shares of Common Stock held collectively by the Anderson Group (the “Anderson Shares”). As consideration for the sale by the Anderson Group of the Anderson Shares, ORBCOMM issued and delivered to each member of the Anderson Group 0.62646 shares of ORBCOMM common stock for each share of Common Stock sold to ORBCOMM by such seller, or an aggregate of 413,184 shares of ORBCOMM common stock.
On May 16, 2011, pursuant to the Slifkin/Robinson SPA, ORBCOMM separately purchased from Timothy P. Slifkin (“Slifkin”) and Thomas A. Robinson (“Robinson”) an aggregate of 479,458 shares of Common Stock held collectively by Slifkin and Robinson (the “Slifkin/Robinson Shares”). As consideration for the sale by Slifkin and Robinson of the Slifkin/Robinson Shares, ORBCOMM issued and delivered to each of Slifkin and Robinson 0.45651 shares of ORBCOMM common stock for each share of Common Stock sold to ORBCOMM by such seller, or an aggregate of 218,877 shares of ORBCOMM common stock. In addition, each of Slifkin and Robinson shall be entitled to receive a pro rata portion of the Earn Out Amount (as defined in and as finally determined pursuant to the Asset Purchase Agreement) payable in cash or shares of ORBCOMM common stock at ORBCOMM’s discretion.

Page 3 of 5 Pages

CUSIP NO.	011612603	SCHEDULE 13D
Item 4. Purpose of Transaction.
The Anderson Shares and the Slifkin/Robinson Shares acquired by ORBCOMM formed part of the consideration paid to the Company (described below) in connection with the closing of the purchase by ORBCOMM on May 16, 2011 of substantially all of the assets of StarTrak Systems, LLC (“StarTrak”), a wholly-owned subsidiary of the Company, pursuant to the Asset Purchase Agreement (the “StarTrak Acquisition”).
The consideration paid by ORBCOMM to the Company at the closing of the StarTrak Acquisition on May 16, 2011 with respect to substantially all the assets of StarTrak was equal to the aggregate face amount of approximately $18,500,000 in cash, stock and debt (subject to adjustment) which included: (i) delivery to the Company of 500,000 shares of the Convertible Preferred Stock held by ORBCOMM having a face amount of $2,250,000; and (ii) delivery to the Company of 1,212,748 shares of Common Stock representing shares of Common Stock (A) purchased by ORBCOMM from the Anderson Group (as described above) and from Slifkin and Robinson (as described above) and (B) previously received by ORBCOMM as dividends on shares of the Convertible Preferred Stock.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is amended as follows:
Based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, as of May 4, 2011 there were 5,567,700 shares of Common Stock issued and outstanding. ORBCOMM beneficially owns 4,503 shares of the Company’s Common Stock. Based on the number of shares of Common Stock issued and outstanding as of May 4, 2011, ORBCOMM beneficially owns approximately 0.1% of the outstanding Common Stock. ORBCOMM has the sole power to vote or dispose of the Common Stock.
To ORBCOMM’s knowledge, no shares of Common Stock or securities convertible into Common Stock are beneficially owned by any of the persons listed on Schedule A to the Schedule 13D.
The disclosures set forth in Item 3 above relating to the issuance of shares of Common Stock as dividends on the Convertible Preferred Stock, the purchase of the Anderson Shares and the purchase of the Slifkin/Robinson Shares are incorporated herein by reference. The disclosures set forth in Item 4 above relating to the delivery to the Company by ORBCOMM of shares of Common Stock and Convertible Preferred Stock are incorporated herein by reference.
As of May 16, 2011, ORBCOMM ceased to be the beneficial owner of more than five percent of the securities of the Company.

Page 4 of 5 Pages

CUSIP NO.	011612603	SCHEDULE 13D
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2011	ORBCOMM INC.
	By:	/s/ Christian Le Brun
Christian Le Brun
Executive Vice President, General Counsel and Secretary

Page 5 of 5 Pages